SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

20 JANUARY 2004

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD RECEIVES PAYMENT FROM TANAMI GOLD IN WESTERN TANAMI PROJECT SALE



anglogold

(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

News Release

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
AM/CAD/AGO391.04
20 January 2004

AngloGold receives payment from Tanami Gold in Western Tanami Project sale

AngloGold Australia Ltd is pleased to announce that it has received payment from Tanami Gold NL as consideration for Tanami Gold's purchase of the Western Tanami Project.

Tanami Gold has made a cash payment of A$3.75 million and issued 25 million fully paid ordinary shares to AngloGold Australia to complete the transaction. This follows an initial payment of A$250,000 when the companies signed a Heads of Agreement on November 24, 2003. AngloGold Australia is now Tanami Gold's largest shareholder with 10.25% of the company's ordinary shares.

Under the terms of the agreement, Tanami Gold will make a further payment of A$5 million within 120 days of Friday, January 16, 2004. The company has also agreed to the payment of a royalty to AngloGold Australia.

The Western Tanami Project, located in the Tanami Desert in Western Australia, includes the Coyote deposit where Tanami Gold is currently undertaking a detailed review of all technical data and an inspection of drill core with a view to starting a drilling program in the March 2004 quarter.

Queries:
www.anglogold.com

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Europe & Asia			
Tomasz Nadrowski		+1 917 912 4641	tnadrowski@anglogold.com
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 20 JANUARY 2004   By: /s/ C R Bull

                                                Name: C R Bull
                                                Title: Company Secretary